FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:	July, 2006
Commission File Number:	001-15218
LAFARGE
(Translation of registrant’s name into English)
61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: The following information is being provided for the purpose of being incorporated by reference into our registration statement on Form F-3.

Minority Buy-Out of Lafarge North America Inc.
     On May 15, 2006, we completed our cash tender offer for the 46.8% minority stake in Lafarge North America Inc. (which we refer to as “LNA”) that we did not previously own and for all of the outstanding exchangeable preference shares of Lafarge Canada Inc., a subsidiary of LNA. As a result, we acquired a total of 34,697,857 LNA common shares and Lafarge Canada exchangeable preference shares to hold, following the cash tender offer, approximately 92.37% of the LNA common shares and Lafarge Canada exchangeable preference shares taken together as a single class. On May 16, 2006, we completed our acquisition of the remaining shares of LNA by way of a short-form merger of LNA with one of our wholly owned subsidiaries. We now own 100% of the shares of LNA. The total cost to us of the acquisition was US$3.5 billion.
     To finance the cash tender offer, we entered into a US$2,800,000,000 credit facility on February 5, 2006, arranged by BNP Paribas and J.P. Morgan plc, and also used funds from our €1,850,000,000 credit facility described in Section 8.4 of our annual report on Form 20-F for the year ended December 31, 2005. This facility provides a revolving credit line in the amount of US$2,800,000,000, which may be disbursed either in dollars or euros, with a maturity of 364 days from the date of the facility. At its maturity, we may elect to extend outstanding loans under the facility for an additional 6 months in an amount up to US$1,400,000,000. We are required to prepay amounts owed under this facility from the proceeds of certain debt or equity refinancings. Borrowings under the credit facility bear interest at a rate equal to the applicable reference rate (LIBOR or EURIBOR), plus a margin of 0.225% per annum, subject to adjustments for certain additional costs. The facility also provides for a commitment fee for unutilized commitments in the amount of 0.06% per annum as well as other customary commissions. As of July 10, 2006, we had drawn down US$2,200,000,000 under this facility.
Credit Rating
     Following our minority buy-out of LNA, Standard and Poor’s confirmed its previous rating and outlook for our company (BBB (stable, A2)) on March 31, 2006, and Moody’s confirmed its previous rating (Baa2) with an outlook change from stable to negative on May 17, 2006.
Investigation by Polish Competition Authority
     On June 21, 2006, the Polish competition authority OCCP announced that it has opened an investigation into alleged anticompetitive practices involving the cement industry. Our company is among several market participants that are being investigated by the competition authority. Given the early stage of the investigation, we are not yet in a position to assess the extent or amount of our potential risk. We intend to cooperate fully with the Polish competition authority’s investigation.
Strategic Plan
     On June 22, 2006, we announced a detailed strategic plan, called “Excellence 2008.” This plan confirms our Group’s determination to be the best in its sector, focused on its strengths, committed to realizing its ambitions and benefiting from a more efficient organization.
The key points of this plan are as follows:
•	An accountable and mobilized management team and organization, with a performance-based culture

•	A program to reduce costs by €400 million by 2008

•	The generation of €1.5 billion in additional cash flow over the next three years

•	A strategy of profitable growth, focused on Cement activity in fast-growing markets and on innovation in Concrete

•	The possible divestment of the Roofing business

•	A renewed commitment to our Group’s values, with priority given to employee safety, corporate governance and sustainable development.
1. Accelerated transformation of the organization
We have begun to transform our organization in order to simplify our processes, accelerate decision making, make managers truly accountable for the performance of their business units and encourage cost reductions, in order to optimize the Group’s development.
Already, our Group’s top management structure has been simplified, with the suppression of the Direction générale level (a former senior management layer) and the reorganization of Group functions. The organization in North America is now aligned with that of the Group, by business line, resulting in the elimination of a hierarchical level. All aggregates and concrete activities, worldwide, are now directly under the authority of the Aggregates & Concrete Division. We have completed the reorganization of our cement technical centers, with a new regional breakdown and reinforced engineering capacities. We have reviewed the main levers of our information systems’ strategy.
All of this makes it possible to launch a new phase of reorganization, towards a greater standardization of our procedures and systems and the development of synergies at the country level.
2. A program to reduce costs by €400 million by 2008
Over the past six months, we have undertaken a detailed review to identify areas for cost reductions within each of the Group’s activities. The current transformation of the Group to create a more efficient organization is one of the vectors for reducing costs. Thanks to this groundwork, we are now able to announce a cost-reduction program of €400 million, which takes into account the expected synergies from the buyout of minority interests in Lafarge North America and €60 million in cost reductions arising from the turnaround plan of the Roofing activity.
3. €1.5 billion in additional cash flow generation
We will achieve this by pursuing our program to improve working capital requirements, by tight controls on maintenance investments, by lowering the cost of our investments to modernize existing plants or build new capacity, and through a divestment program of over €1 billion by the end of 2008.
4. The possible divestment of the Roofing business
The turnaround plan for the Roofing business is well underway and progressing rapidly. We intend to explore opportunities to divest the Roofing business, if valuation conditions are met and we can maintain a minority stake in this activity, in the best interests of our shareholders.
5. A strategy of profitable growth
We are determined to maintain growth at a sustained pace in the coming years. This growth will be generated first by the Cement business, primarily in fast-growing markets, through the construction of new production capacity and through acquisitions, and by the Aggregates business. It will also be fueled by an acceleration in the pace and contribution of innovations in all businesses, notably in Concrete.
6. We reaffirm our values to mark our difference and reinforce our leadership
We reaffirm our commitment to our values of respect, care and excellence. Vital for the realization of our strategic plan and inseparable from the result-oriented culture introduced at all levels of the organization, these values are crucial for the long-term leadership of our Group and for the best valuation of our shareholders’ investment.

We renew our commitment to being ranked among the world’s most effective industrial groups in terms of employee health and safety, protection of the environment, social responsibility and corporate governance.
Western New York Investigation
On June 28, 2006, U.S. federal agents served a warrant on and searched the premises of several of Lafarge North America’s offices in western New York State in connection with an investigation of certain government contracts. The company is cooperating with the investigation.
It is too early to tell whether this investigation will have a material impact on Lafarge North America and its operations.
Statements made in this document that are not historical facts, including statements regarding our cost reduction program, our expected cash flows, our objectives in terms of our divestment program are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 10, 2006	Lafarge (Registrant)
	By:	/s/ Jean-Jacques Gauthier
		Name:	Jean-Jacques Gauthier
		Title:	Group Executive Vice President, Finance